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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Mail Processing Section

FEB 27 2017

Washington DC
415

SEC FILE NUMBER
8-24680

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gunn & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Navarro, Suite 406
(No. and Street)

| San Antonio, | TX | 78205 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Gunn, III (210) 222-2711
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





SC

# OATH OR AFFIRMATION

I, Robert G. Gunn, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gunn & Company Incorporated, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA A ADAMS
Notary Public, State of Texas
Comm. Expires 09-19-2020
Notary ID 12913269-8

[signature]
Signature

President
Title

Barbara A. Adams 2/16/17
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

Board of Directors
Gunn & Company Incorporated:

We have audited the accompanying statement of financial condition of Gunn & Company Incorporated (the Company) as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gunn & Company Incorporated as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Gunn & Company Incorporated financial statements. The supplemental information is the responsibility of Gunn & Company Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I,II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 16, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

GUNN & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 9,599 |
| Cash-restricted | | 10,000 |
| Other assets: | | |
| Miscellaneous | | 212 |
| | | 19,811 |
| Total assets | $ | 19,811 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Income tax payable | $ | 796 |
| Total liabilities | | 796 |
| Stockholder's equity: | | |
| Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding | | 1,000 |
| Paid-in capital | | 5,000 |
| Retained earnings | | 13,015 |
| Total stockholder's equity | | 19,015 |
| Total liabilities and stockholder's equity | $ | 19,811 |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF INCOME

Year Ended December 31, 2016

| | |
|---|---|
| Revenue: | |
| Commissions: | |
| Commissions on transactions in listed equity securities executed on an exchange | $ 141,753 |
| All other securities commissions | - |
| Total securities commissions | 141,753 |
| Revenue from sale of investment company shares | 6,604 |
| Other revenue | 1,852 |
| Total revenue | 150,209 |
| Expenses: | |
| Commissions paid to other broker-dealers | 8,420 |
| Other expenses | 136,485 |
| Total expenses | 144,905 |
| Net income before income tax expense | 5,304 |
| Income tax expense | 796 |
| Net income | $ 4,508 |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF STOCKHOLDER'S EQUITY

Year Ended December 31, 2016

| | Capital stock | Paid-in capital | Retained earnings | Total |
|---|---|---|---|---|
| Balances-January 1, 2016 | $ 1,000 | $ 5,000 | $ 8,507 | $ 14,507 |
| Net income for the year ended December 31, 2016 | - | - | 4,508 | 4,508 |
| Balances-December 31, 2016 | $ 1,000 | $ 5,000 | $ 13,015 | $ 19,015 |

See accompanying notes and independent auditors' report

GUNN & COMPANY INCORPORATED

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

| | | | | |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net income | | | $ | 4,508 |
| Adjustements to reconcile net income to net cash and cash equivalents provided by (used in) operation activities: | | | | |
| (Increase) decrease in: | | | | |
| Other assets | $ | 1 | | |
| (Decrease) increase in: | | | | |
| Income taxes payable | | 796 | | |
| Total adjustments | | | | 797 |
| Net cash provided by operating activities | | | | 5,305 |
| Net cash and cash equivalents provided by (used in) operating activities | | | | - |
| Net cash and cash equivalents provided by (used in) financing activities | | | | - |
| Net increase (decrease) in cash and cash equivalents | | | | 5,305 |
| Cash and cash equivalents-January 1, 2016 | | | | 4,294 |
| Cash and cash equivalents-December 31, 2016 | | | $ | 9,599 |
| Supplemental disclosure of cash flow information: | | | | |
| Cash paid during the year for: | | | | |
| Interest | | | $ | - |
| Income taxes | | | $ | - |

GUNN & COMPANY INCORPORATED

NOTES TO FINANCIAL STATEMENTS

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gunn & Company (the "Company") was incorporated in the State of Texas on January 23, 1980. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ('FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is primarily in the investment banking and securities trading business.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements. The Company conducts business on a fully disclosed basis and does not execute or clear transactions for customer.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents-Cash equivalents consist primarily of treasury bills and notes, certificates of deposit, repurchase agreements and commercial paper with original maturities of 90 days or less. Certificates of Deposit and other securities with original maturities over 90 days are classified as short-term investments. Cash equivalents and short-term investments are stated at cost, which approximates market value.

Commission income and related receivables are recorded as revenue on the date the sale of the related financial product is made.

Estimates-The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Advertising-Advertising costs, which are principally included in other expenses, are expensed as incurred. Advertising expense was $0 for the year ended December 31, 2016.

## 2 RELATED PARTY TRANSACTIONS

The parent company of Gunn & Company Incorporated is a subsidiary of another corporation to which administrative expenses are paid. Administrative expenses of $129,000 were expensed to the "grandparent" corporation during 2016. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## 3 NET CAPITAL REQUIREMENT

The Company is required to comply with a Securities and Exchange Commission regulation which provides that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. At December 31, 2016, the Company's net capital of $19,599 exceeded required net capital of $5,000 by $10,599 and its capital ratio was in compliance.

## 4 RESTRICTED CASH

Gunn & Company Incorporated is required to maintain a minimum cash balance of $10,000 with Hilltop Securities, Inc. for the processing of specified security transactions.

## 5 INCOME TAXES

The Company files a consolidated tax return with its Parent. Taxes are recognized as if the company were a standalone entity. For the year ended December 31, 2016, the Company recognized $796 in federal income tax expense.

## 6 COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

## 7 GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

## 8 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs).

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## 9 SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

GUNN & COMPANY INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2016

| | |
|---|---|
| Total ownership equity from the Statement of Financial Condition | $ 19,015 |
| Deductions and/or charges: | |
| Total non-allowable assets from Statement of Financial Condition | 212 |
| Net capital | $ 18,803 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of A.I. Liabilities) | $ 53 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 13,803 |
| Excess net capital at 1000% | $ 18,723 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total A. I. Liabilities from Statement of Financial Condition | $ 796 |
| Total aggregate indebtedness | $ 796 |
| Percentage of aggregate indebtedness to net capital | 4.2% |

OTHER RATIOS

| | |
|---|---|
| Percentage of debt to debt-equity: total computed in accordance with Rule 15c3-1(d) | $ - |

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

See accompanying notes and independent auditors' report

**Gunn & Company Incorporated**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2016**

A computation of reserve requirements is not applicable to Gunn & Company Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

*See independent auditor's report*

**Gunn & Company Incorporated**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2016**

Information relating to possession or control requirements is not applicable to Gunn & Company Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Gunn & Company Incorporated**

**Report Pursuant to Rule 17a-5 (d)**

**Report on Exemption Provisions**

**For the Year Ended December 31, 2016**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Gunn & Company Incorporated identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gunn & Company Incorporated claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gunn & Company Incorporated stated that Gunn & Company Incorporated met the identified exemption provisions throughout the year ended December 31, 2016, without exception. Gunn & Company Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gunn & Company Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 15, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

*WE FOCUS & CARE*™

GUNN & COMPANY INCORPORATED

INVESTMENT BANKING
AND SECURITIES

TRAVIS PARK PLAZA BUILDING
711 NAVARRO • SUITE 406
SAN ANTONIO, TEXAS 78205

210-222-2711

# Assertions Regarding Exemption Provisions

We, as members of management of Gunn & Company Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2016.

**Gunn & Company Incorporated**

By:

(Robert G Gunn, III, President)

February 16, 2017

(Date)

# GUNN & COMPANY INCORPORATED

INVESTMENT BANKING
AND SECURITIES

TRAVIS PARK PLAZA BUILDING
711 NAVARRO · SUITE 406
SAN ANTONIO, TEXAS 78205

210-222-2711

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
415

February 17, 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Gentlemen:

Pursuant to Rule 17a-5 (d)(6), enclosed please find two copies of the Financial Statements for the year ending December 31, 2016 for Gunn & Company Incorporated containing Form X-17A-5.

Please place your file stamp on the enclosed copy of this letter and return the same in the enclosed stamped, self-addressed envelope.

Thank you,

Very truly yours,

Robert G. Gunn III

RGG/baa

enclosures

certified mail # 7008 3230 0000 0270 1838

# GUNN & COMPANY INCORPORATED

INVESTMENT BANKING
AND SECURITIES

TRAVIS PARK PLAZA BUILDING
711 NAVARRO · SUITE 406
SAN ANTONIO, TEXAS 78205

210-222-2711



February 17, 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Gentlemen:

Pursuant to Rule 17a-5 (d)(6), enclosed please find two copies of the Financial Statements for the year ending December 31, 2016 for Gunn & Company Incorporated containing Form X-17A-5.

Please place your file stamp on the enclosed copy of this letter and return the same in the enclosed stamped, self-addressed envelope.

Thank you,

Very truly yours,

Robert G. Gunn III

RGG/baa

enclosures

certified mail # 7008 3230 0000 0270 1838

UNITED STATES POSTAGE
PITNEY BOWES
02 1P $ 000.46⁰
0000262471 FEB 21 2017
MAILED FROM ZIP CODE 78205


GUNN & COMPANY

711 NAVARRO, SUITE 406
SAN ANTONIO, TEXAS 78205